April 30, 2008

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Mr. Ed Kelly
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Subject:                 WMS Industries Inc.
Form 10-K for the fiscal year ended June 30, 2007
Forms 10-Q for the periods ended September 30, 2007 and
December 31, 2007
File No. 1-8300

Dear Messers Decker, Kelly and Gordon:

           On behalf of WMS Industries Inc. (the “Company,” “WMS,” “We,” or “Us”), we are further responding to the comments of the Staff of the Securities and Exchange Commission (the “SEC Staff” or “Commission”) as set forth in the SEC Staff’s comment letter dated March 25, 2008.

          Based upon our telephone conversation, we agree to adjust the disclosures in our Consolidated Statements of Stockholders’ Equity and Comprehensive Income, to reflect the impact on share amounts for the 3 for 2 stock split effected in the form of a stock dividend, issued to stockholders on the record date of May 29, 2007, retroactively in the Common Shares Issued and Common Shares Held in Treasury columns in our Annual Filing of Form 10-K for the fiscal year ended June 30, 2008 as presented in Attachment A to this letter and in all future filings.

      In addition, we will present our footnote disclosure in future filings to reflect the stock split as follows:
Common Stock Split

  On May 7, 2007, our Board of Directors authorized a three-for-two stock split of our common stock, effected in the form of a stock dividend. All stockholders received one additional share for every two shares of WMS Industries Inc. common stock owned as of the close of business on the record date of May 29, 2007.  The additional 16,624,363 shares of $0.50 par value common stock were issued on June 14, 2007 and recorded as a reduction to retained earnings in the amount of $8.3 million. Our common stock began trading on the split-adjusted basis on June 15, 2007.  Earnings per share, stock prices and all other common share data presented have been retroactively adjusted, as appropriate, to reflect the effect of this stock split.

         Should you have any questions or comments concerning this response to your comment letter, please contact either Scott Schweinfurth (direct telephone 847-785-3760, direct fax number 847-785-3790), or John McNicholas Jr. (direct telephone 847-785-3182, direct fax number 847-785-3782).

Sincerely,

/s/ Scott D. Schweinfurth
Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and
Treasurer

/s/ John P. McNicholas Jr
John P. McNicholas, Jr.
Vice President,
Controller and
Chief Accounting Officer

Attachment